Exhibit 10.9

July 23, 2002


Mr. Jonathan J. Marine
448 21st Street
Manhattan Beach, CA 90266

Dear Mr. Marine:


This letter will serve to confirm the agreement between Remedent USA, Inc. (the "Company") and yourself (the "lender").

(1) 90 days from date of funding (September 21, 2001), at the Company's sole discretion, the lender will receive its then full indebtedness of $150,000 USD in either cash or sufficient registered shares of the Company's common stock, calculated at the then current market price of the stock.

(2) The lender will receive 250,000 fully vested options. These options will carry a strike price of $0.10 per share, and will be provided as compensation for investor relations services to be provided by the lender. As such, these options will be registered through the filing of an S-8 and will be fully registered as advisor compensation.

The above-mentioned terms are agreed upon on this day, by the following:


/s/ Kenneth J. Hegemann     /s/ Stephen F. Ross       /s/ Jonathan J. Marine
-----------------------     -------------------       ----------------------

Kenneth J. Hegemann         Stephen F. Ross           Jonathan J. Marine

Chief Executive Officer     Chief Financial Officer   Lender

Remedent USA, Inc.          Remedent USA, Inc.